K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 24, 2015

VIA EDGAR
Mr. Ed Bartz, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Eagle Series Trust (“Registrant”): Eagle Global Tactical Allocation Fund, Eagle Conservative Global Tactical Allocation Fund, Eagle Moderate Global Tactical Allocation Fund and Eagle Aggressive Global Tactical Allocation Fund (File Nos. 033-57986; 811-07470)

Dear Mr. Bartz:
The following are the Registrant’s responses to the comments that we received from you by telephone on November 2, and November 9, 2015, regarding Post-Effective Amendment No. 79 (“PEA No. 79”) to the Registrant’s Registration Statement on Form N-1A.  PEA No. 79 was filed with the Securities and Exchange Commission (“SEC”) on September 18, 2015.  The purpose of the filing was to register the Class A, C, I, R-3, R-5 and R-6 shares of each of the above referenced funds, which are new series of the Registrant. Your comments and the Registrant’s responses are below.  Defined terms used below have the same meanings as in PEA No. 79.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
PROSPECTUS
1.
The cover page of the prospectus includes disclosure that states “Go Paperless with eDelivery. For more information see inside cover, or visit eagleasset.com/eDelivery.”  On the inside cover, similar disclosure states “Go Paperless with eDelivery.  Visit eagleasset.com/eDelivery to receive shareholder communications including prospectuses and fund reports with a service that is all about the environment” and continues with information regarding the ease of eDelivery.  Please move the above-referenced disclosure to a different location in the prospectus that is after the information required by Item 8 of Form N-1A.

The Instruction to Item 1 of Form N-1A states that a “Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b)  states that a “Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.”

The Registrant believes that disclosure regarding the Eagle Mutual Funds’ website address and the benefits associated with the Registrant’s eDelivery service is appropriately placed where it can easily be viewed by shareholders on the cover page and inside front cover of the Funds’ prospectus.  Accordingly, the Registrant respectfully declines the comment.

2.
Form N-1A, Item 1 requires that the cover page of a prospectus disclose the exchange ticker symbol for a fund’s shares.  Please confirm that the Registrant will provide the exchange ticker symbols for the shares of each fund on the cover page of the prospectus that is filed with the Registrant’s post-effective amendment pursuant to Rule 485(b) (“Amendment”) to respond to SEC staff (“Staff”) comments.

The Registrant intends to file the Amendment only with respect to the Eagle Tactical Allocation Fund, which, in PEA 79 was named the Eagle Global Tactical Allocation Fund (“Fund”). The Registrant confirms that the front cover page of the prospectus that is included in the Amendment will reflect the exchange ticker symbols for the Fund’s share classes.

3.
In the “Fees and expenses of the fund” section of the “Summary” for each Fund, move footnote (c) in the fee table from “Total Annual Fund Operating Expenses” to “Fee Waver and/or Expense Reimbursement.”

The Registrant has made the requested revisions in the Fund’s fee table.

4.	Please confirm that the Registrant will file the contractual expense arrangement with respect to the Funds as an exhibit to the Amendment.

The Registrant confirms that the contractual expense arrangement will be filed as an exhibit to the Amendment.

5.
The term “Global” is used in the name of each Fund.  In the adopting release to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”),[1] the SEC stated in Footnote 42 that the term "global" connotes diversification among investments in a number of different countries throughout the world.  The SEC also stated that it expects that an investment company using the term “global” in its name would invest its assets in investments that are tied economically to a number of countries throughout the world.  Disclose in the prospectus how each Fund will invest its assets in investments that are tied economically to a number of different countries throughout the world.  For example, each Fund could disclose a policy to invest at least 40% (or, if the portfolio manager deems it warranted by market

1 Inv. Co. Rel. No. 24828, Jan. 17, 2001.

conditions, at least 30%) of its assets in companies organized, located or doing a substantial amount of business outside of the United States and will allocate its assets among at least three different countries (one of which may be the United States).

As discussed in the Registrant’s response to Comment 2 above, the Registrant intends to file the Amendment only with respect to the Fund, which has been renamed the Eagle Tactical Allocation Fund.

6.
In the “Principal investment strategies” section of the “Summary” for the Global Tactical Allocation Fund and the Conservative Global Tactical Allocation Fund, the last sentence of the first paragraph states that the Fund is designed for investors seeking the highest level of long-term capital appreciation that is consistent with “a conservative level of risk” and “a more conservative level of risk,” respectively.  Either revise this disclosure or explain supplementally why is not misleading to describe as “conservative” or “more conservative” the level of risk associated with an investment in a Fund that invests in exchange-traded funds (“ETFs”) which, in turn, invest in equities, commodities and securities of companies located in emerging market countries.

The Registrant has deleted the last sentence of the first paragraph of the “Principal investment strategies” section of the “Summary” referenced above.

7.
The first bullet following the second paragraph in the “Principal investment strategies” section of the “Summary” for each Fund indicates that the Fund may invest in ETFs that invest in convertible securities.  If the convertible securities referenced in the prospectus include contingent convertible securities, disclose that each Fund may invest in contingent convertible securities and include the appropriate risk disclosure.

The Registrant confirms that the Fund will not invest in ETFs that invest in contingent convertible securities.

8.
The second bullet following the second paragraph in the “Principal investment strategies” section of the “Summary” for each Fund indicates that the Fund may invest in ETFs that invest in fixed income securities with varying maturities.  If the Funds have a policy with respect to the maturity of the fixed income securities to which they will gain exposure, disclose the policy.  If not, disclose that each Fund may invest in ETFs that invest in fixed income securities of any maturity.

The Registrant has revised the “Principal investment strategies” section of the “Summary” for the Fund to disclose that the Fund may invest in ETFs that invest in fixed income securities of any maturity.

9.	The third bullet following the second paragraph in the “Principal investment strategies” section of the “Summary” for each Fund indicates that the Fund may invest in ETFs that invest in commodities, including gold. Please provide additional information regarding the types of commodities to which the Funds may gain exposure through investments in ETFs.

The Registrant has revised the third bullet following the second paragraph in the “Principal investment strategies” section of the “Summary” for the Fund to state that the Fund may invest in ETFs that invest in “commodities, which principally are expected to be gold.”

10.	Please restate the fourth paragraph in the “Principal investment strategies” section of the “Summary” for each Fund in plain English so that it can be readily understood by a retail investor.

The Registrant has made the requested revisions.

11.
The “Principal risks” section of the “Summary” for each Fund includes “Derivatives Risk,” but there is no disclosure in the “Principal investment strategy” section regarding the derivatives that Fund may invest in or gain exposure to through its investments in ETFs.  Either include the requisite disclosure in the “Principal investment strategies” section or delete “Derivatives Risk” from the “Principal risks” section of the “Summary” for each Fund.

The Registrant has deleted “Derivatives Risk” from the “Principal risks” section of the “Summary” for the Fund.

12.	The “Principal risks” section of the “Summary” for each Fund includes “High yield securities risk.” Retitle this risk “Junk bond risk.”

The second bullet following the second paragraph in the “Principal investment strategies” section of the “Summary” for the Fund states that high yield securities are commonly referred to as “junk bonds.”  In addition, in the “Principal risks” section of the “Summary”,  the Registrant has revised the second sentence of “High yield securities risk” to indicate that high yield securities are commonly referred to as “junk bonds.”  Because the disclosure in the “Principal investment strategies” and “Principal risks” sections of the “Summary” states that high yield securities are commonly referred to as “junk bonds,” the Registrant respectfully declines to retitle “High yield securities risk” as “Junk bond risk”.

13.
With the exception of the last sentence in the first paragraph of the “Principal investment strategies” section, which describes the level of risk associated with each Fund, the disclosure in the “Summary” section of the prospectus is identical for each of the Funds.  Explain supplementally and disclose in the prospectus the differences between the Funds.  For example, if the differences are based on a Fund’s asset allocation, please describe the different investment focus of each Fund.

As discussed in response to Comment  2 above, the Amendment will be filed only with respect to the Fund.

14.
The Eagle Conservative Global Tactical Allocation Fund invests in ETFs that invest in equities, commodities and securities of companies located in emerging markets countries.  Explain supplementally why is not misleading for a Fund with the term “Conservative” in its name to have exposure to these types of investments.  To the extent practicable, describe supplementally and disclose in the Prospectus the asset allocation of the Fund.

As discussed in response to Comment 2 above, the Amendment will be filed only with respect to the Fund.  The term “conservative” has been removed from the disclosure in the “Principal investment strategies” section of the “Summary”.

15.
In the section of the prospectus titled “Historical performance of similar accounts managed by the Subadviser”: (a) confirm that the composite includes all substantially similar registered and unregistered investment companies; and (b) add a column to the average annual total return table to reflect the 10-year period.  If returns are not available for the 10-year period, the Registrant may so indicate in that column.[2]

The Registrant confirms that the composite includes all substantially similar registered and unregistered investment companies.  The Registrant notes that, although the Subadviser also serves as subadviser to a registered investment company managed by American Independence Financial Services, LLC with investment strategies that are similar to those of the Fund, that investment company is not included in the composite because it has a different portfolio management team, which makes investment decisions that differ from those that will be made for the Fund.

The Registrant has added a column to the annual total return table included in the section of the Prospectus titled “Historical performance of similar accounts managed by the Subadviser” to reflect the 10-year period.

16.
The “Additional Information About the Funds” section of the prospectus states that each Fund’s investment objective is “non-fundamental.”  State supplementally whether a Fund will provide notice to shareholders if there is a change in the Fund’s investment objective and, if so, how much notice the Fund will provide.

The Fund will provide shareholders with reasonable advance notice of a material change to the Fund’s non-fundamental investment objective.

2 This comment reflects the clarification that you provided to me by telephone on November 9, 2015 regarding the confirmation that you are seeking with respect to the composition of the composite.

Statement of Additional Information (“SAI”)

17.
In the “Investment Limitations - Fundamental Investment Policies for All Funds” section of the SAI, revise the interpretation to the “Concentration” policy to state that, for purposes of complying with the concentration policy, the Funds will consider the underlying investments of the ETFs in which they invest.

The Registrant is not aware of any SEC requirement to “look through” to the securities held by an ETF when monitoring the Fund’s compliance with the “Concentration” policy.  The Registrant will revise the interpretation to the “Concentration” policy to note that the Fund may invest in ETFs that may concentrate their assets in one or more industries, and that the Fund may consider the concentration of the ETFs in determining compliance with its “Concentration” policy.

18.
In the “Fund Information - Management of the Funds” section of the SAI, revise the title of the last column to state “Other Directorships held by Trustee for the Past Five Years,” and confirm that the information provided is accurate.

The Registrant has made the revision and confirms that the information provided in the Amendment will be accurate.

*            *            *            *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Susan L. Walzer Daniel R. Dzibinski Eagle Asset Management, Inc.